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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  November, 2003

Commission File Number:  000-50393


                                 NEUROCHEM INC.


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [ ]    Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                Yes [ ]   No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                Yes [ ]   No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

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
                                                               NEUROCHEM INC.
      November 4, 2003
                                                  By:        /s/ David Skinner
                                                     -------------------------------
                                                               David Skinner
                                                      Director of Legal Affairs and
                                                              General Counsel

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[NEUROCHEM LOGO]
                                            NEUROCHEM INC.
                                            1375 Trans-Canada Highway, suite 530
                                            Dorval (Quebec) H9P 2W8
________________________________________________________________________________

          INTERIM RESULTS OF ALZHEMED(TM) OPEN-LABEL PHASE II EXTENSION
                STUDY DEMONSTRATES COGNITIVE BENEFITS IN PATIENTS
                            WITH ALZHEIMER'S DISEASE

MONTREAL NOVEMBER 4, 2003 -- Neurochem Inc. (NASDAQ: NRMX, TSX: NRM) announced today positive results on cognitive function as measured by ADAS-cog(1) of patients suffering from mild-to-moderate Alzheimer's Disease (AD) in an open-label Phase II extension study(2,3). Neurochem is reporting on the first 10 patients out of the 33 enrolled in the ongoing study who have now completed 9 months of treatment on the highest dose (300 mg daily) of the investigational product candidate, Alzhemed(TM).

The data has revealed that patients with mild AD(4) (n=6) showed the greatest benefits from Alzhemed(TM) as compared to patients with moderate AD patients(5) (n=4). Indeed, all mild AD patients in the study showed improvement in their cognitive function (-3.5 points on average) after 9 months of therapy with Alzhemed(TM). This result compares favorably with that of historical control data from a longitudinal study with mild AD patients who showed an average decline in their cognitive function of approximately +4.6 points over the same period of time(6).

Overall, the cognitive function in the combined cohort of mild-to-moderate patients on Alzhemed(TM) was improved by 59% when compared to the decline exhibited by historical, untreated control patient groups after 9 months of follow-up.

"While this interim data was obtained in a small number of patients, and while the open-label Phase II extension study with Alzhemed(TM) was neither powered nor designed to detect statistically significant clinical benefits in psychometric tests, we are extremely encouraged by the results," said Denis Garceau, Ph.D., Vice President, Drug Development at Neurochem. "The promising results released today are consistent with the data presented in July 2003 after 6 months of treatment. Furthermore, the good safety profile of Alzhemed(TM) combined with the high rate of response among patients, indicates potential for a better treatment regimen for AD patients. We expect to complete the first year of the open-label Phase II extension study in the first quarter of 2004, and to initiate our Phase III trial in the spring of 2004."

Neurochem expects to release additional interim data as the results from other groups of patients become available and a full report of the study in the first quarter of 2004.

"Alzheimer's Disease is one of the scourges of our age," said Dr. Paul S. Aisen, Professor of Neurology and Medicine, Georgetown University Medical Center. "AlzhemedTM, by targeting the amyloid protein, has shown promising results in clinical trials as a drug that may favourably influence the disease process. Literally millions of patients would stand to gain if the results of Neurochem's Phase III trials are positive."

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                                     - 2 -


ABOUT ALZHEMED(TM)

Alzhemed(TM) is an orally administered, small synthetic molecule that has been specifically designed to modify the course of AD by interfering with the association between glycosaminoglycans (GAGs) and AB protein. As part of a "disease modifying" class of product candidates, Alzhemed(TM) is expected to act at two levels: in preventing and stopping the formation and deposit of amyloid fibrils in the brain and in binding to soluble AB protein to inhibit the inflammatory response associated with amyloid build-up in AD. Its anti-amyloid potential has been demonstrated in an aggressive transgenic mouse model of brain amyloid with a significant (61%) reduction in AB plasma levels and a 30% reduction in ABB brain soluble and insoluble fractions after only eight weeks of treatment.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's staged pipeline of proprietary, disease-modifying, oral products addresses critical unmet medical needs. Fibrillex(TM), designated an orphan drug, is in a Phase II/III clinical trial for AA amyloidosis. Alzhemed(TM) has completed a Phase II clinical trial. Cerebril(TM) is in a Phase II trial for the prevention of hemorrhagic stroke caused by cerebral amyloid angiopathy. Neurochem is also developing a product for the potential treatment of epileptic seizures induced by traumatic brain injury. For additional information on Neurochem, please visit our website at:
(www.neurochem.com)

1 Alzheimer's Disease Assessment Scale, cognitive subpart (ADAS-cog). The ADAS-cog is a 70- point scale designed to measure, with the use of questionnaires, the progression and the severity of cognitive decline as seen in AD. The ADAS-cog scale quantifies the number of wrong answers. Consequently, a high score on the scale indicates a more severe case of cognitive decline. When analysing results, a negative score indicates the improvement of cognitive function and a positive score the deterioration of such function.

   The ADAS-cog has been validated by the regulatory authorities as the gold standard scale for the monitoring of cognitive function in AD patients. This scale is a compulsory parameter of efficacy when submitting for market approval of an AD drug to the authorities such as the Food and Drug Administration.

2 In an open-label extension study, in contrast to a blind study, all patients are treated with an investigational drug candidate, and no patients receive a placebo.

3 In June 2003, Neurochem announced the results of its Phase II clinical trial for Alzhemed(TM) in 58 patients with mild-to-moderate AD who had been treated with doses of either 100, 200 or 300 mg of Alzhemed(TM). The study revealed promising results for both the primary and secondary objectives of the trial. There were no safety findings of concern in patients treated with Alzhemed(TM). The pharmacokinetic profile of Alzhemed(TM) was well characterized and it was detected in the cerebrospinal fluid (CSF) of the patients, suggesting an ability to cross the blood brain barrier. Patients with the greatest decrease in amyloid protein in the CSF were all on Alzhemed(TM).

4  Mini Mental State Exam (MMSE): 19-25

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                                     - 3 -

5  Mini Mental State Exam (MMSE): 13-18

6  Stern, R.G., et al. Am.J.Psychiatry 151:3, March 1994.



                                     - 30 -

This news release contains forward-looking statements regarding the potential for Alzhemed(TM) and further development efforts. These statements are based on the current expectations of management. Drug development involves numerous risks and uncertainties, which could cause actual results to differ materially. Promising results and successes in early stage clinical trials do not ensure that later stage or larger scale clinical trials will be successful. For instance, Alzhemed(TM) may not show the same benefits, results or safety profile in later stage or larger scale clinical trials.Unexpected concerns may arise during clinical trials or in the course of developing Alzhemed(TM) which would delay the start of later stage or larger scale clinical trials. Additional risks and uncertainties include: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation or otherwise. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

FOR FURTHER INFORMATION, PLEASE CONTACT:

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
Lise Hebert, Ph.D.
Vice President, Corporate Communications lhebert@neurochem.com
Tel: (514) 337-4646
Fax: (514) 684-7972

Nathalie Bourque                      Francesca T. DeVellis
National Public Relations             Ogilvy PR Worldwide
nbourque@national.ca                  francesca.devellis@ogilvypr.com
Tel: (514) 843-2309                   Tel: (617) 577-8110
Cell: (514) 953-2155                  Fax: (617) 577-8985

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